SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of JANUARY , 2003 .

                              TRIMARK ENERGY LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

           Form 20-F    X        Form 40-F
                     -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                     No   X
                  -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                Trimark Energy Ltd.
                                                (Registrant)

Date   January 27, 2003                         By  /s/ Nick DeMare
     ---------------------                      --------------------------------
                                                (Signature)
                                                Nick DeMare, Director


1 Print the name and title of the signing officer under his signature.

                                 BC Form 51-901F

                                QUARTERLY REPORT



Incorporated as part of:                    X     Schedule A
                                         -------
                                            X     Schedules B & C
                                         -------
                                         (place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER                           TRIMARK ENERGY LTD.
                                         ---------------------------------------
ISSUER ADDRESS                           #1305 - 1090 WEST GEORGIA STREET
                                         VANCOUVER, BC   V6E 3V7
                                         ---------------------------------------
ISSUER TELEPHONE NUMBER                  (604) 685-9316
                                         ---------------------------------------
ISSUER FAX NUMBER                        (604) 683-1585
                                         ---------------------------------------
CONTACT PERSON                           MR. NICK DEMARE
                                         ---------------------------------------
CONTACT'S POSITION                       DIRECTOR
                                         ---------------------------------------
CONTACT'S TELEPHONE NUMBER               (604) 685-9316
                                         ---------------------------------------
CONTACT'S E-MAIL ADDRESS                 ndemare@chasemgt.com
                                         ---------------------------------------
WEBSITE                                  N/A
                                         ---------------------------------------
FOR QUARTER ENDED                        NOVEMBER 30, 2002
                                         ---------------------------------------
DATE OF REPORT                           JANUARY 27, 2003
                                         ---------------------------------------

                                   CERTIFICATE
                                   -----------

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


DONALD W. BUSBY            /s/ Donald W. Busby                03/01/27
-----------------          --------------------        -------------------------
NAME OF DIRECTOR           SIGN (TYPED)                DATE SIGNED (YY/MM/DD)

NICK DEMARE                /s/ Nick DeMare                    03/01/27
-----------------          --------------------        -------------------------
NAME OF DIRECTOR           SIGN (TYPED)                DATE SIGNED (YY/MM/DD)

           (Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A












--------------------------------------------------------------------------------



                               TRIMARK ENERGY LTD.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                                NOVEMBER 30, 2002

                      (Unaudited - Prepared by Management)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)


                                                     As at             As at
                                                  November 30,       August 31,
                                                     2002              2002
                                                       $                 $
                                                                     (Audited)
                                   A S S E T S
CURRENT ASSETS

Cash                                                   134,536          336,182
Amounts receivable                                       7,143           22,849
Marketable securities                                        -           46,121
                                                 -------------    -------------
                                                       141,679          405,152
PETROLEUM AND NATURAL GAS INTERESTS
   (Notes 3 and 8)                                           -        1,111,226

LOAN (Note 6(b))                                             -          114,843
                                                 -------------    -------------
                                                       141,679        1,631,221
                                                 =============    =============

                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities               294,936          328,018

ADVANCES (Note 4)                                      675,136          775,534
                                                 -------------    -------------
                                                       970,072        1,103,552
                                                 -------------    -------------

                      S H A R E H O L D E R S ' E Q U I T Y


SHARE CAPITAL (Note 5)                              19,537,102       19,537,102

DEFICIT                                            (20,365,495)     (19,009,433)
                                                 -------------    -------------
                                                      (828,393)         527,669
                                                 -------------    -------------
                                                       141,679        1,631,221
                                                 =============    =============

APPROVED BY THE DIRECTORS

/s/ Donald W. Busby, Director
-----------------------------

/s/ Nick DeMare, Director
-----------------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                     FOR THE THREE MONTHS ENDED NOVEMBER 30
                      (Unaudited - Prepared by Management)



                                                     2002              2001
                                                       $                 $
REVENUES

Oil and gas sales                                       10,972           25,170
Interest and other income                                2,510           19,735
                                                 -------------    -------------
                                                        13,482           44,905
                                                 -------------    -------------
OTHER EXPENSES

Production                                               5,553           26,855
General and administrative                              52,677           58,400
Depreciation, depletion and impairment (Note 3)      1,258,821        1,648,505
                                                 -------------    -------------
                                                     1,317,051        1,733,760
                                                 -------------    -------------

LOSS BEFORE THE FOLLOWING                           (1,303,569)      (1,688,855)

INTEREST EXPENSE                                       (17,007)         (13,830)

LOSS ON SALE OF MARKETABLE SECURITIES                  (15,527)               -

WRITE-OFF AMOUNTS RECEIVABLE                           (19,959)               -
                                                 -------------    -------------
NET LOSS FOR THE PERIOD                             (1,356,062)      (1,702,685)

DEFICIT - BEGINNING OF THE PERIOD                  (19,009,433)     (12,442,760)
                                                 -------------    -------------
DEFICIT - END OF THE PERIOD                        (20,365,495)     (14,145,445)
                                                 =============    =============
LOSS PER COMMON SHARE - BASIC AND DILUTED            $(0.46)          ($0.58)
                                                 =============    =============
WEIGHTED AVERAGE NUMBER OF
       COMMON SHARES OUTSTANDING                   2,926,859        2,926,859
                                                 =============    =============



          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
                     FOR THE THREE MONTHS ENDED NOVEMBER 30
                      (Unaudited - Prepared by Management)



                                                     2002             2001
                                                       $                $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                             (1,356,062)      (1,702,685)
Items not involving cash
     Depreciation, depletion and impairment          1,258,821        1,648,505
     Loss on sale of marketable securities              15,527                -
     Interest expense                                   17,007           13,830
     Write-off amounts receivable                       19,959                -
     Effect of unrealized foreign exchange gain
       on other assets                                       -          (12,652)
                                                 -------------    -------------
                                                       (44,748)         (53,002)
Decrease (increase) in amounts receivable               (4,253)          25,825
Increase (decrease) in accounts payable and
  accrued liabilities                                  (33,082)         176,461
                                                 -------------    -------------
                                                       (82,083)         149,284
                                                 -------------    -------------
INVESTING ACTIVITIES

Repayment of loan                                      114,843                -
Inventory purchases                                          -           (6,104)
Additions to petroleum and natural gas interests      (232,502)        (224,003)
Proceeds from sale of petroleum and natural gas
  interests                                             84,907                -
Proceeds from sale of marketable securities             30,594                -
                                                 -------------    -------------
                                                        (2,158)        (230,107)
                                                 -------------    -------------
FINANCING ACTIVITY

Repayment of advances                                 (117,405)               -
                                                 -------------    -------------

DECREASE IN CASH                                      (201,646)         (80,823)

CASH - BEGINNING OF THE PERIOD                         336,182          214,390
                                                 -------------    -------------
CASH - END OF THE PERIOD                               134,536          133,567
                                                 =============    =============






          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2002
                      (Unaudited - Prepared by Management)


1.   NATURE OF OPERATIONS AND GOING CONCERN

     Trimark Energy Ltd. (the "Company") is an independent energy company primarily engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States.

     During the three months ended November 30, 2002, the Company incurred a loss of $1,356,062 and, as at November 30, 2002, had a deficit of $20,365,495. The Company is currently not generating sufficient cash flow from its operations to meet ongoing corporate overhead and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations.

     These interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, the financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.

     See also Notes 3 and 8.


2.   SIGNIFICANT ACCOUNTING POLICIES

     The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2002
                      (Unaudited - Prepared by Management)


3.   PETROLEUM AND NATURAL GAS INTERESTS


                                                     As at             As at
                                                  November 30,      August 31,
                                                      2002             2002
                                                        $                $
Evaluated Properties
     Acquisitions and leasehold costs                8,510,503        7,956,252
     Exploration and development costs               7,463,533        6,863,704
     Gathering facility                                158,970          189,604
                                                 -------------    -------------
                                                    16,133,006       15,009,560
                                                 -------------    -------------
Unevaluated Properties
     Acquisitions and leasehold costs                        -          554,760
     Exploration costs                                       -          421,091
                                                 -------------    -------------
                                                             -          975,851
                                                 -------------    -------------
                                                    16,133,006       15,985,411
Less: accumulated depreciation, depletion
         and impairment                            (16,133,006)     (14,874,185)
                                                 -------------    -------------
                                                             -        1,111,226
                                                 =============    =============

     During the three month period ended November 30, 2002, the Company incurred petroleum expenditures of $232,502 on the unsuccessful drilling of a side-track well on the Basil Project. These costs have been written off as an impairment charge. During this period the Company did not participate in the funding of any exploration activities or holding costs relating to the East Lost Hills Project. On December 2, 2002, the Company received confirmation from the operator of the East Lost Hills Project that it had formally proposed the plugging and abandonment of the ELH #4 and #9 wells. The remaining funding parties have not yet consented to the operator's proposal.

     In light of the results, uncertainties of any further activities at East Lost Hills and the uncertainty of raising funds to participate in any further exploration or development in the East Lost Hills Project, the Board of Directors of the Company has determined that the Company will no longer provide further funding to Trimark Resources Inc. ("Trimark Inc."), a wholly-owned subsidiary which holds the Company's East Lost Hills petroleum interests. Accordingly, the Company has recorded a further impairment charge of $1,022,667, representing the Company's net investment in Trimark Inc. Effective November 30, 2002, the Company ceased to record the activities of Trimark Inc.

     See also Note 8.

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2002
                      (Unaudited - Prepared by Management)


4.   ADVANCES

     In August 2001, the Company received $553,200 pursuant to a proposed $1 million convertible debenture financing. In addition, during the year ended August 31, 2002, a further $146,800 was converted from accounts payable and accrued liabilities towards the financing. The proposed financing was not completed. The amounts advanced to the Company have been recorded as advances bearing interest at 10% per annum with no fixed term of repayment. The note holders have confirmed that they will not demand repayment of the advances in fiscal 2003. During the three months ended November 30, 2002, the Company repaid $117,405 principal and recorded $17,007 of interest expense which remained unpaid at November 30, 2002, and has been included in advances. Included in this balance is $300,000 owing to Hilton Petroleum Ltd., a public company which is a shareholder of the Company and in which certain of its officers and directors are also officers and directors of the Company.


5.   SHARE CAPITAL


Authorized - unlimited common shares without par value

Issued and outstanding -
                                                       Number            $

Balance, August 31, 2002 and November 30, 2002        2,926,859      19,537,102
                                                   ============    ============

     (a) The following table summarizes information about the share options outstanding and exercisable at November 30, 2002:

Number of Options    Exercise                 Number of Options
Outstanding as at      Price                  Outstanding as at
August 31, 2002      Per Share    Expired     November 30, 2002    Expiry Date
-----------------    ---------    --------    -----------------   -------------

   125,000             $0.40      (32,143)         92,857         January 25/04
   =======                        ========         ======


     (b)  The  following  table  summarizes   information   about  the  warrants
          outstanding at November 30, 2002:

          Number of
     Warrants Outstanding           Exercise Price                  Expiry Date
     --------------------           --------------                  -----------
           71,429                       $3.64                        Jan. 16/03
          242,857                       $3.64                        Mar. 06/03
          154,571                       $4.34                        Aug. 15/03
          -------
          468,857
          =======

BC FORM 51-901F                                                       SCHEDULE A

                               TRIMARK ENERGY LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2002
                      (Unaudited - Prepared by Management)


6.   RELATED PARTY TRANSACTIONS

     (a) During the three months ended November 30, 2002, the Company paid $44,475 for management, accounting and administrative fees provided by companies controlled by directors of the Company. As at November 30, 2002, accounts payable and accrued liabilities include $64,902 due to related parties for past services provided and advances.

     (b) During the three months ended November 30, 2002, the loan to officer was repaid in full, along with $2,242 interest.

     (c) Other related party transactions are disclosed elsewhere in these interim consolidated financial statements.


7.   SEGMENTED INFORMATION

     As at November 30, 2002, the Company and its subsidiaries operated in one industry segment, the exploration for, and the development and production of crude oil and natural gas. The Company's current petroleum interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                      Three Months Ended November 30, 2002
                                -----------------------------------------------
                                 Identifiable                           Net
                                    Assets           Revenues      Income (Loss)
                                       $                 $               $
                                -------------    -------------    -------------

     United States                      6,191           13,276       (1,370,431)
     Canada                           135,488              206           14,369
                                -------------    -------------    -------------
                                      141,679           13,482       (1,356,062)
                                =============    =============    =============


8.   SUBSEQUENT EVENT

     In January 2003, the Company acquired a 3% working interest in certain oil and gas leases located in Jackson County, Texas by agreeing to fund an exploration and development program on the subject leases. The Company has been cash called and has paid, in full, approximately $70,000.

BC FORM 51-901F                                                       SCHEDULE B

                               TRIMARK ENERGY LTD.
                            SUPPLEMENTARY INFORMATION
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2002


1.(a)GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses for the three months ended November 30, 2002:
                                                                            $

     Administration and accounting                                       16,442
     Audit and legal                                                      6,063
     Foreign exchange                                                    (6,085)
     Management                                                          33,075
     Office                                                               1,047
     Transfer agent and regulatory filing                                 2,135
                                                                  -------------
                                                                         52,677
                                                                  =============


1.(b)RELATED PARTY TRANSACTIONS

     (a) During the three months ended November 30, 2002, the Company paid $44,475 for management, accounting and administrative fees provided by companies controlled by directors of the Company. As at November 30, 2002, accounts payable and accrued liabilities include $64,902 due to related parties for past services provided and advances.

     (b) During the three months ended November 30, 2002, the loan to officer was repaid in full, along with $2,242 interest. Income of $2,242 and principal repayment of $114,843 was received.

     (c) The amounts advanced to the Company have been recorded as advances bearing interest at 10% per annum with no fixed term of repayment. The note holders have confirmed that they will not demand repayment of the advances in fiscal 2003. During the three months ended November 30, 2002, the Company repaid $117,405 principal and recorded $17,007 of interest expense which remained unpaid at November 30, 2002, and has been included in advances. Hilton Petroleum Ltd. ("Hilton"), a public company which is a shareholder of the Company and in which certain of its officers and directors are also officers and directors of the Company, advanced $300,000.


2.(a)NO SECURITIES WERE ISSUED DURING THE THREE MONTHS ENDED NOVEMBER 30, 2002


2.(b)NO OPTIONS WERE GRANTED DURING THE THREE MONTHS ENDED NOVEMBER 30, 2002

BC FORM 51-901F                                                       SCHEDULE B

                               TRIMARK ENERGY LTD.
                            SUPPLEMENTARY INFORMATION
                  FOR THE THREE MONTHS ENDED NOVEMBER 30, 2002


3.(a)AUTHORIZED AND ISSUED SHARE CAPITAL AS AT NOVEMBER 30, 2002

                                                             Issued
                               Authorized          ----------------------------
     Class      Par Value       Number              Number             Amount
     ------     ---------      ----------          ---------        -----------
     Common        WPV         Unlimited           2,926,859        $19,537,102


3.(b)OPTIONS AND WARRANTS OUTSTANDING AS AT NOVEMBER 30, 2002

                                       Exercise Price
     Security         Number             Per Share                 Expiry Date
     --------        -------           --------------              -----------

     Options          92,857               $0.40                   Jan. 25/04
                     =======

     Warrants         71,429               $3.64                   Jan. 16/03(1)
     Warrants        242,857               $3.64                   Mar. 06/03
     Warrants        154,571               $4.34                   Aug. 15/03
                     -------
                     468,857
                     =======

     (1)  Subsequently expired without exercise.


3.(c)SHARES IN ESCROW OR SUBJECT TO POOLING AS AT NOVEMBER 30, 2002

     1,488 shares remain held in escrow as at November 30, 2002.


3.(d)LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 30, 2002

     Directors:
                Donald W. Busby
                Nick DeMare
                George Muscroft

     Officers:
                Donald W. Busby, President, Chairman & CEO
                Harvey Lim, Corporate Secretary

BC FORM 51-901F                                                       SCHEDULE C

                               TRIMARK ENERGY LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2002


MANAGEMENT DISCUSSION & ANALYSIS

Description of Business
-----------------------
On December 2, 2002, the operator of the East Lost Hills Project confirmed to the Company that it had formally proposed to plug and abandon the ELH #4 and #9 wells.

In light of these results, uncertainties of any further activities at East Lost Hills and the uncertainty of raising further funds to participate in any further exploration or development in the East Lost Hills Project, the Boards of Directors of the Company has determined to write off its net investment in Trimark Resources Inc. ("Trimark Inc."), which holds the interests. In addition, effective November 30, 2002, the Company ceased to record the activities of Trimark Inc.

Operations
----------
During the three months ended November 30, 2002, the Company recorded a loss of $1,356,062 ($0.46 per share) compared to a loss of $1,702,685 ($0.58 per share)
for the comparable 2001 period.

During the three months ended November 30, 2002, production from the ELH #1 well was significantly curtailed as a result of water disposal problems. As a result of the production curtailment in ELH #1, petroleum and natural gas revenues decreased by 56%, from $25,170 during 2001 to $10,972 in 2002. Revenue from oil sales decreased 97% to $526 in 2002 from $16,305 in 2001. The Company received $84,907 from the sale of South Haskell property. Oil production decreased 90% to 49 BBLS in 2002 from 500 BBLS in 2001. The average price received $10.60/BBL compared to $34.93/BBL in 2001, a decrease of 70%. Revenue from natural gas production increased 18% to $10,446 in 2002 from $8,865 in 2001. Natural gas production decreased 23% to 2,754 MCF in 2002 from 3,574 MCF in 2001. The average price received in 2002 was $3.80/MCF, an increase of 84% from $2.06/MCF in 2001.

During 2002, the Company recorded depreciation and depletion of $3,652 and an impairment charge of $1,255,169, of which $232,502 related to the Company's share of costs on the unsuccessful drilling of the side-track well at the Basil Prospect and $1,022,667 representing the Company's net investment in Trimark Inc.

General and administrative costs decreased by $5,723, from $58,400 in 2001 to $52,677 in 2002. The decrease was primarily attributed to the effect of unrealized foreign exchange rate fluctuations on U.S. dollar denominated balances in 2002 compared to 2001 and the reduced spending in 2002 as a result of the Company's finances and reduced corporate activities.

During the three months ended November 30, 2002, the Company disposed of its interest in the South Haskell property for cash proceeds of $84,907.

BC FORM 51-901F                                                       SCHEDULE C

                               TRIMARK ENERGY LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2002


MANAGEMENT DISCUSSION & ANALYSIS (continued)
--------------------------------

Liquidity and Capital Resources
-------------------------------
As at November 30, 2002, the Company had a working capital deficit of $153,257 and $675,136 of advances outstanding. The Company is currently not able to generate sufficient cash flow from its operations to meet ongoing corporate overhead, capital commitments and discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations. Unless the Company is able to obtain additional financings, it does not have sufficient working capital to continue funding the continued exploration and development of its petroleum interests or to discharge its ongoing liabilities as they come due. There is no assurance that the Company will be able to obtain sufficient financings.

Properties Update
-----------------
(a)   Basil Project, California

On August 19, 2002, the operator commenced the sidetrack of the Basil well from the same surface location using the existing casing down to 2,114 feet. The side-track parallelled the original hole to the same total depth of 7,829 feet. Only the Suisun sands were encountered in this well. Gas shows were present throughout the Suisun Sands from 6,480 feet to 7,170 feet measured depth. Hole problems were encountered while pulling out to log preventing any open hole logs. While performing the clean-out trip for casing the drill pipe became stuck at 6,248 feet. Coiled tubing was run through drill pipe to 7,500 feet and cemented in place. Case hole logs and perforations were accomplished to test several zones within the shallow objective of the Suisun Sands. Gas was flowed to the surface at very low pressures. It was determined that there was insignificant pressure and volume to be economic. The well was plugged and abandoned on September 21, 2002. The Company had incurred $232,502 during the three months ended November 30, 2002 relating to the side-track well.

(b)   East Lost Hills Project, California

As previously discussed, the Company has written off its investments in the East Lost Hills Project. Trimark Inc. will no longer be consolidated with the Company's activities. Although the ELH #1 well is still currently in production, its net revenues are being directed to the repayment of the accounts payable and accrued liabilities in Trimark Inc.

(c)   West Ranch Field, Texas

In January 2003, the Company identified an oil and gas development opportunity and effective as of January 1, 2003, acquired a 3% working interest in certain oil and gas leases known as the West Ranch Field from an arm's-length private oil and gas company. To acquire its interest, the Company has agreed to fund



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BC FORM 51-901F                                                       SCHEDULE C

                               TRIMARK ENERGY LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2002


MANAGEMENT DISCUSSION & ANALYSIS (continued)
--------------------------------

approximately $70,000 of initial development costs. A cash call was received and paid from working capital on hand.

The West Ranch Field is located approximately 25 miles southeast of Victoria, in Jackson County, Texas. The field was discovered in 1938 by Mobil Oil and has produced in excess of 300 BCF gas and 300 MMBO from hundreds of wells. The geology of the West Ranch Field consists of typical Gulf Coast sand sequences with numerous stacked sand pays of both Miocene and Frio age rocks. Over 25 main producing sands have been identified within the West Ranch Field production limits with the Greta, Glasscock, 41-A, 98-A and Ward sands being the most prolific producers. These sands are historically high permeability, high porosity sands capable of producing high fluid rates.

In the early 1980's the previous operator became active in the region through acquisition of a few old producing well bores. After reworking geological structure and net sand maps, the operator was able to extend the southwest production limits of the field by the drilling of infield wells targeting structural highs. The current operator purchased the West Ranch Field and took over its operation on January 1, 2002. The property includes 35 wells with only a small number currently producing on gas lift. After a detailed engineering analysis of the property, the operator has developed a plan, which focuses on the re-establishing of shut-in wells to active status by adding compression, salt water handling and disposal. It is expected that any additional capital expenditures can be funded from cash flow.

Investor Relations Activities
-----------------------------
During the three months ended November 30, 2002, the Company did not engage any companies to provide investor relations activities.



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